UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Walter Investment Management Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

93317W102
(CUSIP Number)

VADIM PERELMAN
BAKER STREET CAPITAL MANAGEMENT, LLC
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,325,898
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,325,898
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,325,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BASKERVILLE SPV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,351,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,351,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,677,524
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,677,524
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,677,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,677,524
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,677,524
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,677,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,677,524
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,677,524
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,677,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 93317W102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 22, 2015, Baker Street Capital Management and certain of its affiliates (collectively, “Baker Street”) entered into an investor agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, effective as of December 7, 2015, the size of the Issuer’s Board of Directors (the “Board”) will be increased to eleven (11) directors and Vadim Perelman will be appointed to serve as a Class II director on the Board with a term expiring at the Issuer’s 2017 annual meeting of shareholders (the “2017 Annual Meeting”). Upon the effectiveness of his appointment, Mr. Perelman will be offered membership on the Issuer’s Compensation and Human Resources Committee, Compliance Committee and Nominating and Corporate Governance Committee, subject to satisfying the necessary eligibility requirements. In connection with the Agreement, the Issuer amended its existing shareholder rights agreement to permit Baker Street to acquire up to 25% of the Issuer’s outstanding Shares.

Pursuant to the Agreement, Baker Street agreed to vote all of its Shares at the Issuer’s 2016 annual meeting of shareholders in support of each current Class I director nominated by the Board and against any shareholder proposals not approved by the Board. Baker Street has also agreed to vote, at the 2017 Annual Meeting, all of its Shares in support of each nominee to the Board that is recommended by the Board and in accordance with the Board’s recommendation on any other matter, provided the Issuer and Mr. Perelman agree to his nomination for re-election as a director at the 2017 Annual Meeting, and subject to certain limitations described in the Agreement. In addition, (i) Baker Street agreed to certain customary restrictions through the date that is thirty (30) calendar days prior to the deadline established pursuant to the Issuer’s by-laws for the submission of shareholder nominations for the 2017 Annual Meeting, subject to an extension if the Issuer delivers a notice of intent to nominate Mr. Perelman for election at the 2017 Annual Meeting, and (ii) Mr. Perelman shall resign as a director in the event Baker Street fails to maintain beneficial ownership of at least 9.9% of the outstanding Shares.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 22, 2015, Baker Street and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Investor Agreement, dated November 22, 2015.

CUSIP NO. 93317W102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BASKERVILLE SPV, L.P.

By:	Baker Street Capital GP, LLC General Partner

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN